Brookfield

2024

Brookfield Renewable Corporation

Q2 MANAGEMENT'S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis for
the three and six months ended June 30, 2024
The following Management’s Discussion and Analysis (“MD&A”) for the three and six months ended June 30, 2024 is provided as of August 2, 2024. Unless the context indicates or requires otherwise, the terms, “we”, “us”, and “our company” mean BEPC and its controlled entities. BEPC is an indirect controlled subsidiary of Brookfield Renewable Partners L.P. ("BEP", or collectively with its subsidiaries, including our company, "Brookfield Renewable") (NYSE: BEP; TSX:BEP.UN). Unless the context indicates or requires otherwise, the "partnership" means Brookfield Renewable and its controlled subsidiaries, excluding our company. The ultimate parent of Brookfield Renewable and Brookfield Renewable Corporation is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable and Brookfield Renewable Corporation, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis. The term “Brookfield Holders” means Brookfield, Brookfield Reinsurance and their related parties.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements”.
BEPC’s unaudited interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
References to $, C$, €, R$, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR+ (www.sedarplus.ca).

Organization of the Management’s Discussion and Analysis

Part 1 – Overview	3	Part 5 – Liquidity and Capital Resources Continued
		Consolidated statements of cash flows	17
Part 2 – Financial Performance Review on Consolidated Information	4	Shares and units outstanding	19
		Contractual obligations	20
		Off-statement of financial position arrangements	20
Part 3 – Additional Consolidated Financial Information	6
Summary consolidated statements of financial position	6	Part 6 – Selected Quarterly Information	21
Related party transactions	7
		Part 7 – Critical Estimates, Accounting Policies, and Internal Controls	26
Part 4 – Financial Performance Review on Proportionate Information	9
		Part 8 – Presentation to Stakeholders and Performance Measurement	27
Proportionate results for the three months ended June 30	9
Reconciliation of non-IFRS measures	12	Part 9 – Cautionary Statements	30

Part 5 – Liquidity and Capital Resources	15
Available liquidity	15
Dividend policy	15
Borrowings	16
Capital expenditure	17

PART 1 – OVERVIEW
BUSINESS OVERVIEW
BEPC is a Canadian corporation incorporated on September 9, 2019 under the laws of British Columbia. Our company was established by Brookfield Renewable to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. While our operations are primarily located in the United States, Brazil, Colombia, and Europe, shareholders will, on economic terms, have exposure to all regions BEP operates in as a result of the exchange feature attaching to the Class A exchangeable subordinate voting shares ("BEPC exchangeable shares"), whereby BEPC will have the option to meet an exchange request by delivering cash or non-voting limited partnership units of BEP (“LP units”).
The BEPC exchangeable shares of our company are structured with the intention of being economically equivalent to the LP units. We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and the LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one LP unit at any time. Given the economic equivalence, we expect that the market price of the BEPC exchangeable shares will be significantly impacted by the market price of the LP units and the combined business performance of our company and Brookfield Renewable as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the United States Securities and Exchange Commission (the “SEC”). The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedarplus.ca. Information about the partnership, including its SEC filings, is also available on its website at https://bep.brookfield.com. The information found on, or accessible through, https://bep.brookfield.com is not incorporated into and does not form a part of this MD&A.
Our company, our subsidiaries and Brookfield Renewable (together our “Group”), target a total return of 12% to 15% per annum on the renewable assets that we own, measured over the long-term. Our group intends to generate this return from cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions and capital recycling initiatives. Brookfield Renewable determines its distributions based primarily on an assessment of its operating performance. Our group uses Funds From Operations (“FFO”) to assess operating performance which can be used on a per unit basis as a proxy for future distribution growth over the long-term. For further details, see the “Performance Disclosures” section of this MD&A.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS, EXCEPT AS NOTED)	2024	2023	2024	2023
Revenues	$989	$901	$2,114	$1,967
Direct operating costs	(419)	(308)	(903)	(612)
Management service costs	(22)	(32)	(43)	(68)
Interest expense	(341)	(315)	(704)	(621)
Depreciation	(312)	(327)	(657)	(633)
Remeasurement of BEPC exchangeable and BEPC class B shares	(277)	380	271	(683)
Income tax expense	(6)	(18)	(39)	(81)
Net income (loss)	$(339)	$360	$152	$(560)
	Average FX rates to USD
	€0.93	0.92	0.92	0.93
R$	5.22	4.95	5.09	5.07
COP	3,927	4,431	3,921	4,596
Variance Analysis For The Three Months Ended June 30, 2024
Revenues totaling $989 million represents an increase of $88 million over the same period in the prior year due to the growth of our business and inflation escalation on our contracted generation. Recently acquired and commissioned facilities contributed 307 GWh of generation and $10 million to revenue, which was partly offset by our recently completed asset sales that reduced generation by 67 GWh and revenues by $6 million. On a same store, constant currency basis, revenues increased by $54 million as the benefits from inflation escalation on our contracted generation in Brazil and Colombia and higher resources across our wind and U.S. hydro assets were offset by lower resources at our Colombian hydro portfolio.
The strengthening of the Colombian peso relative to the U.S. dollar compared to the same period in the prior year was partially offset by the relative weakening of the Euro and Brazilian real, increasing revenues by $30 million, which was partly offset by $29 million unfavorable foreign exchange impact on our direct operating costs and interest expense for the quarter.
Direct operating costs totaling $419 million represents an increase of $111 million over the same period in the prior year primarily due to additional costs from our recently acquired and commissioned facilities, higher power purchases in Colombia, which are passed through to consumers and the above noted foreign exchange fluctuations, which were partially offset by our recently completed asset sales.
Management service costs totaling $22 million represents a decrease of $10 million over the same period in the prior year.
Interest expense totaling $341 million represents an increase of $26 million over the same period in the prior year due to financing initiatives to fund development activities and the above noted foreign exchange fluctuations.
Remeasurement of BEPC exchangeable shares resulted in a $277 million loss due to the movement in the LP unit price during the period.
Depreciation expense totaling $312 million represents a decrease of $15 million over the same period in the prior year primarily related to recently completed asset sales.
Net loss totaling $339 million represents a decrease of $699 million over the prior year due to the above noted items.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

Variance Analysis For The Six Months Ended June 30, 2024
Revenues totaling $2,114 million represents an increase of $147 million over the same period in the prior year due to the growth of our business and inflation escalation on our contracted generation in Brazil and Colombia. Recently acquired and commissioned facilities contributed 3,474 GWh of generation and $136 million to revenue which was partly offset by recently completed asset sales that reduced generation by 655 GWh and revenue by $48 million. On a same store, constant currency basis, revenue decreased by $39 million as the benefits from inflation escalation on our contracted generation in Brazil and Colombia and higher resources at our U.S. hydro assets were offset by lower resources across our Colombia hydro portfolio compared to above LTA conditions in the prior year.
The strengthening of the Colombian peso and Euro relative to the U.S.dollar compared to the same period in the prior year was partially offset by the relative weakening of the Brazilian real increasing revenue by $98 million, which was partly offset by a $79 million unfavorable foreign exchange impact on our operating and interest expense for the year.
Direct operating costs totaling $903 million represents an increase of $291 million over the same period in the prior year primarily due to additional costs from our recently acquired and commissioned facilities and higher power purchases in Colombia, which are passed through to our customers and the above noted foreign exchange fluctuations partly offset by our recently completed asset sales.
Management service costs totaling $43 million represents a decrease of $25 million over the same period in the prior year.
Interest expense totaling $704 million represents an increase of $83 million over the same period in the prior year due to recent acquisitions, financing initiatives to fund development activities and the above noted foreign exchange fluctuations.
Remeasurement of BEPC exchangeable shares resulted in a $271 million gain due to the movement in the LP unit price during the period.
Depreciation expense totaling $657 million represents an increase of $24 million over the same period in the prior year due to the growth of our business and the strengthening of the Colombian peso relative to the U.S. dollar, partially offset by recently completed asset sales.
Net income totaling $152 million represents an increase of $712 million over the prior year due to the above noted items.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	June 30, 2024	December 31, 2023
Assets held for sale	$155	$—
Current assets	2,948	3,298
Equity-accounted investments	637	644
Property, plant and equipment, at fair value	37,760	44,038
Total assets	42,613	49,421
Liabilities directly associated with assets held for sale	44	—
Non-recourse borrowings	14,174	16,072
Deferred income tax liabilities	5,547	5,819
BEPC exchangeable shares and class B shares	4,450	4,721
Total equity in net assets	14,839	17,129
Total liabilities and equity	42,613	49,421
	Spot FX rates to USD
	€0.93	0.91
R$	5.56	4.84
COP	4,148	3,822
Property, plant and equipment
Property, plant and equipment totaled $37.8 billion as at June 30, 2024 compared to $44.0 billion as at December 31, 2023, representing a decrease of $6.2 billion. Our continued investments in the development of power generating assets increased property, plant and equipment by $0.3 billion. The increase was offset by $4.0 billion related to the transfer of our 100% interest in a portfolio of 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline in the U.S. to a subsidiary of Brookfield Renewable, $0.3 billion related to property, plant and equipment disposed and being classified as held for sale, $1.5 billion related to the strengthening of the U.S. dollar versus most currencies, and $0.7 billion related to depreciation expense.
Assets held for sale and Liabilities directly associated with assets held for sale
Assets held for sale and Liabilities directly associated with assets held for sale totaled $155 million and $44 million, respectively, as at June 30, 2024 compared to nil and nil, respectively, as at December 31, 2023.
In the second quarter of 2024, the company, together with its institutional partners, completed the sale of a 30 MW hydroelectric asset in the U.S.
In the second quarter of 2024, the company, together with its institutional partners, completed the sale of a 85 MW portfolio of biomass facilities in Brazil.
As at June 30, 2024, assets held for sale include a 90 MW portfolio of hydroelectric assets in Brazil.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

RELATED PARTY TRANSACTIONS
Our company’s related party transactions are in the normal course of business, are recorded at the exchange amount, and are primarily with the partnership and Brookfield.
Our company sells electricity to Brookfield through a single long-term PPA across our New York hydroelectric facilities.
Brookfield has provided a $400 million committed unsecured revolving credit facility maturing in December 2024 and the draws bear interest at the Secured Overnight Financing Rate (“SOFR”) plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield. Brookfield may from time to time place funds on deposit with the company which are repayable on demand including any interest accrued. There were nil funds placed on deposit with the company as at June 30, 2024 (December 31, 2023: nil). The interest expense on the Brookfield revolving credit facility and deposit for the three and six months ended June 30, 2024 totaled nil and nil, respectively (2023: nil and nil, respectively).
On March 26, 2024, as part of normal course organizational structuring initiatives of our group, the company transferred 100% of its interest in a portfolio of 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline in the U.S. to a subsidiary of Brookfield Renewable, for a nominal amount of consideration, to achieve the optimal holding structure for tax purposes. As a result of the disposition, the company derecognized $4.5 billion of total assets, $3.2 billion of total liabilities and $1.3 billion of non-controlling interest from the consolidated statements of financial position. This resulted in a loss on disposition of $63 million recognized within contributed surplus in the consolidated statements of changes in equity.
In addition, our company has executed, amended, or terminated other agreements with the partnership and Brookfield that are described in Note 27 - Related party transactions in the company’s December 31, 2023 audited consolidated financial statements.
The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2024	2023	2024	2023
Revenues
Power purchase and revenue agreements	$17	$(45)	$54	$20

Direct operating costs
Energy purchases	$(3)	$(3)	$(11)	$(10)
Energy marketing fee & other services	—	(3)	(1)	(6)
	$(3)	$(6)	$(12)	$(16)

Interest expense
Borrowings	$(17)	$(6)	$(34)	$(10)

Other
Interest income	$5	$3	$14	$5
Distribution income	$1	$3	$3	$4
Other related party services	$(2)	$(1)	$(3)	$(2)
Financial instrument gain	$—	$2	$2	$7

Management service agreement	$(22)	$(32)	$(43)	$(68)

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	June 30, 2024	December 31, 2023
Current assets
Due from related parties
Amounts due from	Brookfield	$37	$39
	The partnership	1,102	1,366
	Equity-accounted investments and other	13	22
		$1,152	$1,427

Non-current assets
Financial instrument assets	Brookfield	$86	$170

Due from related parties
Amounts due from	Equity-accounted investments and other	$9	$9

Current liabilities
Due to related parties
Amounts due to	Brookfield	$39	$26
	The partnership	393	238
	Equity-accounted investments and other	6	8
	Brookfield Reinsurance and associates	186	184
		$624	$456

Non-current liabilities
Due to related parties
Amounts due to	Brookfield	$75	$79
	The partnership	594	850
	Equity-accounted investments and other	8	1
		$677	$930

Non-recourse borrowings	Brookfield Reinsurance and associates	$14	$14

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that our company's chief operating decision maker, which we refer to as "CODM" manages our company, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED JUNE 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended June 30:

	(GWh)		(MILLIONS)
	Actual Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations
	2024	2023	2024	2023	2024	2023	2024	2023
Hydroelectric	3,536	3,711	$298	$299	$175	$199	$123	$125
Wind	590	419	46	37	38	32	25	25
Utility-scale solar	417	357	64	49	58	56	42	40
Distributed energy & sustainable solutions	241	241	32	31	24	26	15	23
Corporate	—	—	—	—	41	14	14	(18)
Total	4,784	4,728	$440	$416	$336	$327	$219	$195
(1)Non-IFRS measures. For reconciliation to the most directly comparable IFRS measure see "Reconciliation of Non-IFRS Measures" in this Management's Discussion and Analysis.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$298	$299
Other income	7	10
Direct operating costs	(130)	(110)
Adjusted EBITDA(1)	175	199
Interest expense	(50)	(67)
Current income taxes	(2)	(7)
Funds From Operations	$123	$125

Generation (GWh) - actual	3,536	3,711
Average revenue per MWh	78	79
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our hydroelectric business was $123 million versus $125 million in the prior year as the benefit of inflation indexation was offset by the impact of generation mix (resource was lowest in high value markets) and the weakening of the Brazilian real versus the U.S. dollar, and lower year on year generation.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$46	$37
Other income	10	5
Direct operating costs	(18)	(10)
Adjusted EBITDA(1)	38	32
Interest expense	(11)	(5)
Current income taxes	(2)	(2)
Funds From Operations	$25	$25

Generation (GWh) - actual	590	419
Average revenue per MWh	74	77
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our wind business was $25 million versus $25 million in the prior year as the benefit from newly acquired and commissioned facilities and stronger year on year generation was offset by lower average revenue per MWh as a result of adjustments to the regulated price earned by our Spanish assets that decreased revenues in the short term but has no impact on value given the regulatory construct.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

UTILITY-SCALE SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$64	$49
Other income	9	14
Direct operating costs	(15)	(7)
Adjusted EBITDA(1)	58	56
Interest expense	(16)	(15)
Current income taxes	—	(1)
Funds From Operations	$42	$40

Generation (GWh) – actual	417	357
Average revenue per MWh	165	168
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our utility-scale solar business was $42 million versus $40 million in the prior year as the benefit from stronger year on year generation and a gain on partial sale of certain development portfolios in North America and Europe was partially offset by lower average revenue per MWh as a result of adjustments to the regulated price earned by our Spanish assets that decreased revenues in the short term but has no impact on value given the regulatory construct.

DISTRIBUTED ENERGY & SUSTAINABLE SOLUTIONS OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & sustainable solutions for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$32	$31
Other income	5	2
Direct operating costs	(13)	(7)
Adjusted EBITDA(1)	24	26
Interest expense	(9)	(3)
Funds From Operations	$15	$23

Generation (GWh) – actual	241	241
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our distributed energy & sustainable solutions business was $15 million versus $23 million as the benefit of higher contributions from pumped storage due to higher grid stability prices were offset by lower generation on a same store basis.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended June 30, 2024:

(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$46	$(23)	$(14)	$23	$(371)	$(339)
Add back or deduct the following:
Depreciation	130	92	66	24	—	312
Deferred income tax expense (recovery)	1	(5)	3	(2)	—	(3)
Foreign exchange and financial instrument loss (gain)	(4)	(28)	(4)	(1)	—	(37)
Other(1)	43	(1)	18	(44)	43	59
Dividends on BEPC exchangeable shares(2)	—	—	—	—	64	64
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	277	277
Management service costs	—	—	—	—	22	22
Interest expense(2)	158	67	33	13	6	277
Current income tax expense (recovery)	3	4	2	—	—	9
Amount attributable to equity accounted investments and non-controlling interests(3)	(202)	(68)	(46)	11	—	$(305)
Adjusted EBITDA attributable to the partnership	$175	$38	$58	$24	$41	$336
(1)Other corresponds to certain non-recurring other income items as well as certain non-recurring amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of certain non-cash items, foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Total interest expense of $341 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.
(3)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended June 30, 2023:

(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$55	$(12)	$28	$15	$274	$360
Add back or deduct the following:
Depreciation	132	92	79	24	—	327
Deferred income tax expense (recovery)	(12)	1	(4)	3	(4)	(16)
Foreign exchange and financial instrument loss (gain)	14	(8)	1	1	1	9
Other(1)	(1)	7	14	8	6	34
Dividends on BEPC exchangeable shares(2)	—	—	—	—	61	61
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	(380)	(380)
Management service costs	—	—	—	—	32	32
Interest expense(2)	159	35	52	10	(2)	254
Current income tax expense	25	2	7	—	—	34
Amount attributable to equity accounted investments and non-controlling interests(3)	(173)	(85)	(121)	(35)	26	$(388)
Adjusted EBITDA attributable to the partnership	$199	$32	$56	$26	$14	$327

(1)Other corresponds to certain non-recurring other income items as well as certain non-recurring amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of certain non-cash items, foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Total interest expense of $315 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.
(3)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

The following table reconciles non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Net income (loss)	$(339)	$360
Add back or deduct the following:
Depreciation	312	327
Foreign exchange and financial instruments gain (loss)	(37)	7
Deferred income tax expense	(3)	(16)
Other(1)	59	34
Dividends on BEPC exchangeable shares	64	61
Remeasurement of BEPC exchangeable and BEPC class B shares	277	(380)
Amount attributable to equity accounted investments and non-controlling interest(2)	(114)	(198)
Funds From Operations	$219	$195
(1)Other corresponds to certain non-recurring other income items as well as certain non-recurring amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of certain non-cash items, foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

PART 5 – LIQUIDITY AND CAPITAL RESOURCES

AVAILABLE LIQUIDITY
Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of renewable investments by virtue of the exchange feature of BEPC exchangeable shares. Our group-wide liquidity consisted of the following:

(MILLIONS)	June 30, 2024	December 31, 2023
Our company's share of cash and cash equivalents	$267	$249
Authorized credit facilities	2,450	2,375
	2,717	2,624
Available portion of subsidiary credit facilities	104	104
Brookfield Renewable group liquidity on a proportionate basis	1,604	1,393
Available liquidity	$4,425	$4,121
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, upfinancings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
DIVIDEND POLICY
The BEPC board may declare dividends at its discretion. However, the BEPC exchangeable shares have been structured with the intention of providing an economic return equivalent to the LP units and it is expected that dividends on the BEPC exchangeable shares will be declared at the same time and in the same amount as distributions made on the LP units. In the event dividends are not declared and paid concurrently with a distribution on the LP units, then the undeclared or unpaid amount of such BEPC exchangeable share dividend will accrue and accumulate. Pursuant to the equity commitment agreement, the partnership has also agreed not to declare or pay any distribution on the LP units if on such date our company does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the BEPC exchangeable shares. See Item 7.B “Related Party Transactions – BEPC relationship with the partnership – Equity Commitment Agreement” of our Form 20-F for the annual period ended December 31, 2023. Brookfield Renewable’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Brookfield Renewable’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at approximately 70% of Brookfield Renewable’s Funds From Operations.
The board of directors of the general partner of Brookfield Renewable approved a 5.2% increase in its annual distribution to $1.42 per LP unit, or $0.355 per LP unit quarterly, starting with the distribution paid in March 2024, an increase from $1.35 per LP unit in 2023. This increase reflects the forecasted contribution from Brookfield Renewable's recently commissioned capital projects, as well as the expected cash yield on recent acquisitions. Brookfield Renewable targets a 5% to 9% annual distribution growth in light of growth it foresees in its operations.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	June 30, 2024			December 31, 2023
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)(1)	Term (years)	Total	Interest rate (%)(1)	Term (years)	Total
Proportionate non-recourse borrowings(2)
Hydroelectric	6.8%	6	$2,903	7.2%	6	$3,013
Wind	6.2%	8	807	6.3%	10	1,088
Utility-scale Solar	5.8%	12	1,457	5.9%	14	1,786
Distributed energy & sustainable solutions	5.5%	10	300	5.6%	12	312
	6.4%	8	5,467	6.6%	9	6,199
Proportionate unamortized financing fees, net of unamortized premiums			(29)			(45)
			5,438			6,154
Equity-accounted borrowings			(3)			(204)
Non-controlling interests and other(3)			8,739			10,122
As per IFRS Statements			$14,174			$16,072
(1)Includes cash yields on tax equity.
(2)See “Part 9 - Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.
(3)Includes tax equity adjustments.

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at June 30, 2024:

(MILLIONS)	Balance of 2024	2025	2026	2027	2028	Thereafter	Total
Debt Principal repayments
Non-recourse borrowings
Hydroelectric	25	277	253	127	90	1,053	1,825
Wind	55	8	1	1	125	205	395
Utility-scale solar	—	15	1	1	108	190	315
Distributed energy & sustainable solutions	—	—	—	26	61	71	158
	80	300	255	155	384	1,519	2,693
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	57	92	111	91	106	621	1,078
Wind	19	33	43	47	46	224	412
Utility-scale solar	48	90	88	89	87	740	1,142
Distributed energy & sustainable solutions	9	16	14	11	12	80	142
	133	231	256	238	251	1,665	2,774
Total	$213	$531	$511	$393	$635	$3,184	$5,467

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2028 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
Proportionate debt is presented to assist investors in understanding the capital structure of the underlying investments of our company that are consolidated in its financial statements but are not wholly-owned. When used in conjunction with Funds from Operations, proportionate debt is expected to provide useful information as to how our company has financed its businesses at the asset-level. The only difference between consolidated debt presented under IFRS and proportionate debt is the adjustment to remove the share of debt of consolidated investments not attributable to our company and the adjustment to include share of debt attributable to the equity-accounted investments of our company. Management utilizes proportionate debt in understanding the capital structure of the underlying investments that are consolidated in its financial statements but are not wholly-owned. Proportionate debt provides useful information as to how our company has financed its businesses at the asset-level and provides a view into the return on the capital that it invests at a given degree of leverage.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.

To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, our company has $2.45 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital. We believe these capital sources will be sufficient to permit us to deploy the necessary capital for our contractual commitments (see Note 17 - Commitments, contingencies and guarantees in the audited annual consolidated financial statements) and our company’s share of anticipated transactions by our group.
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2024	2023	2024	2023
Cash flow provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$253	$316	$557	$704
Changes in due to or from related parties	21	(21)	53	3
Net change in working capital balances	(134)	(42)	(213)	137
Operating activities	140	253	397	844
Financing activities	(82)	(231)	55	(593)
Investing activities	(51)	(95)	(422)	(322)
Foreign exchange gain (loss) on cash	(30)	14	(39)	27
Decrease in cash and cash equivalents	$(23)	$(59)	$(9)	$(44)
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital change for the three and six months ended June 30, 2024 totaled $253 million and $557 million, respectively, compared to $316 million and $704 million in 2023, reflecting strong operating performance of our business during both periods.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

Financing Activities
The company had cash flows totaling $82 million used in and $55 million provided by financing activities for the three and six months ended June 30, 2024, respectively. The strength of our balance sheet and disciplined access to diverse sources of capital to fund growth as discussed below allowed us to generate proceeds of approximately $99 million and $230 million from non-recourse and related party financings for the three and six months ended June 30, 2024, respectively.
Distributions paid during the three and six months ended June 30, 2024 to participating non-controlling interest in operating subsidiaries was $188 million and $264 million, respectively (2023: $188 million and $321 million, respectively). Our non-controlling interest contributed capital, net of capital returns, of $7 million and $89 million in the three and six months ended June 30, 2024 (2023: $51 million and $103 million).
Cash flows used in financing activities totaled $231 million and $593 million for the three and six months ended June 30, 2023, respectively. The strength of our balance sheet and disciplined access to diverse sources of capital allowed us to generate proceeds of $241 million from equity financing net of transaction fees through a bought deal of BEPC exchangeable shares for three and six months ended June 30, 2023.
The Company generated net proceeds of $345 million and $626 million for the three and six months ended June 30, 2023, respectively, from non-recourse financings and related party borrowings.
Investing Activities
Cash flows used in investing activities totaled $51 million and $422 million for the three and six months ended June 30, 2024, respectively. Our continued investment in our property, plant and equipment, including the construction and development of approximately 300 MW of solar and storage development projects in the U.S. and 660 MW of wind and solar development projects in Brazil, totaled $199 million and $476 million for the three and six months ended June 30, 2024, respectively. Proceeds generated from the sale of a 30 MW hydroelectric asset in the U.S., a 85 MW portfolio of biomass facilities in Brazil assets, and securities were offset by cash and cash equivalents transferred alongside our 100% interest in a portfolio of 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline in the U.S. to a subsidiary of Brookfield Renewable resulting in proceeds of $191 million and $78 million for the three and six months ended June 30, 2024, respectively .
Cash flows used in investing activities totaled $95 million and $322 million for the three and six months ended June 30, 2023, respectively. During the year, we invested $81 million into growth, including a 136 MW portfolio of operating wind assets in Brazil. Our continued investment in our property, plant and equipment, including the construction of a 1,200 MW solar facility in Brazil, a 226 MW wind facility in Brazil and a 57 MW wind facility in California, was $158 million and $320 million for the three and six months ended June 30, 2023, respectively, were partially offset by proceeds of $103 million generated from the sale of securities for the three and six months ended June 30, 2023.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

SHARES AND UNITS OUTSTANDING
Our company’s equity interests include BEPC exchangeable shares held by the public shareholders and BEPC class B and BEPC class C shares held by the partnership. Dividends on each of our BEPC exchangeable shares are expected to be declared and paid at the same time and in the same amount per share as distributions on each LP unit of the partnership. Ownership of BEPC class C shares will entitle holders to receive dividends as and when declared by our board.
Our company’s capital structure is comprised of the following shares:

(UNITS)	June 30, 2024	December 31, 2023
BEPC exchangeable shares
Balance, beginning of year	179,651,526	172,218,098
Issuance	—	7,441,893
Exchanged for BEP LP units	(10,142)	(8,465)
Balance, end of period	179,641,384	179,651,526

BEPC class B shares	165	165

BEPC class C shares
Balance, beginning of year	194,460,874	189,600,000
Issuance	—	4,860,874
Balance, end of period	194,460,874	194,460,874
In the three and six months ended June 30, 2024, our company declared dividends of $64 million and $129 million, respectively (2023: $61 million and $119 million, respectively) on its outstanding BEPC exchangeable shares. Dividends on our BEPC exchangeable shares are presented as interest expense in the unaudited interim consolidated financial statements. No dividends were declared on BEPC class B shares or BEPC class C shares during the three and six months ended June 30, 2024.
As at June 30, 2024, Brookfield Holders held a direct and indirect interest of approximately 25% of the company. Brookfield Holders own, directly and indirectly, 44,813,835 BEPC exchangeable shares on a combined basis and the remaining is held by public investors.
Our company may from time-to-time, subject to applicable law, purchase shares for cancellation in the open market, provided that any necessary approval has been obtained.
In December 2023, the company renewed its normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up to 8.9 million BEPC Exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bids will expire on December 17, 2024, or earlier should the company complete its repurchases prior to such data. There were no BEPC exchangeable shares repurchased during the three and six months ended June 30, 2024.
As at the date of this report, Brookfield Holders, including the partnership, through its ownership of BEPC exchangeable shares and BEPC class B shares, holds an approximate 81.2% voting interest in our company. Holders of BEPC exchangeable shares, excluding Brookfield Holders, including the partnership, hold an approximate 18.8% aggregate voting interest in BEPC.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

CONTRACTUAL OBLIGATIONS
Please see Note 17 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings and guarantees to third-parties for certain transactions.
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Our company does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Our company issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at June 30, 2024, letters of credit issued amounted to $1,073 million (2023: $1,135 million).
Two direct and indirect wholly-owned subsidiaries of our company have fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable, and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. BRP Bermuda Holdings I Limited (“BBHI”) and BEP Subco Inc. subsidiaries of the company have guaranteed the perpetual subordinated notes issued by Brookfield BRP Holdings (Canada) Inc. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

PART 6 – SELECTED QUARTERLY INFORMATION
HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION RELATED TO THE PARTNERSHIP
As the market price of BEPC exchangeable shares is expected to be significantly impacted by the market price of the LP units and the combined business performance of Brookfield Renewable as a whole, we are providing the following historical operational and financial information regarding Brookfield Renewable. For further details please review the partnership’s periodic reporting referenced in the introductory section of this MD&A.

	2024		2023				2022
(MILLIONS, EXCEPT AS NOTED)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$1,482	$1,492	$1,323	$1,179	$1,205	$1,331	$1,196	$1,105
Net income (loss) to Unitholders	(154)	(120)	35	(64)	(39)	(32)	(82)	(136)
Basic and diluted income (loss) per LP unit	(0.28)	(0.23)	0.01	(0.14)	(0.10)	(0.09)	(0.16)	(0.25)
Funds From Operations	339	296	255	253	312	275	225	243
Funds From Operations per Unit	0.51	0.45	0.38	0.38	0.48	0.43	0.35	0.38
Distribution per LP Unit	0.36	0.36	0.34	0.34	0.34	0.34	0.32	0.32
SUMMARY FINANCIAL INFORMATION
The following is a summary of unaudited quarterly financial information of our company for the last eight consecutive quarters:

	2024		2023				2022
(MILLIONS, EXCEPT AS NOTED)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$989	$1,125	$1,066	$934	$901	$1,066	$956	$896
Net income (loss)	(339)	491	(502)	1,370	360	(920)	1,078	517
Net income (loss) attributable to the partnership	(342)	491	(747)	1,340	291	(1,065)	953	480

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

PROPORTIONATE RESULTS FOR THE SIX MONTHS ENDED JUNE 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the six months ended June 30:

	(GWh)		(MILLIONS)
	Actual Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations
	2024	2023	2024	2023	2024	2023	2024	2023
Hydroelectric	7,429	8,107	$641	$648	$398	$442	$275	$296
Wind	1,566	731	116	79	85	65	59	50
Utility-scale Solar	921	610	127	89	111	90	77	60
Distributed energy & sustainable solutions	510	386	66	69	45	54	31	45
Corporate	—	—	—	—	39	14	(4)	(54)
Total	10,426	9,834	$950	$885	$678	$665	$438	$397
(1) Non-IFRS measures. For reconciliation to the most directly comparable IFRS measure see "Reconciliation of Non-IFRS Measures" in this Management's Discussion and Analysis.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the six months ended June 30, 2024:

(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$154	$(47)	$(51)	$14	$82	$152
Add back or deduct the following:
Depreciation	262	199	150	46	—	657
Deferred income tax expense (recovery)	21	(12)	4	(4)	1	10
Foreign exchange and financial instrument loss (gain)	(44)	(35)	9	3	1	(66)
Other(1)	5	(20)	(54)	(55)	(21)	(145)
Dividends on BEPC exchangeable shares(2)	—	—	—	—	129	129
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	(271)	(271)
Management service costs	—	—	—	—	43	43
Interest expense(2)	323	125	94	19	14	575
Current income tax expense	21	7	—	—	1	29
Amount attributable to equity accounted investments and non-controlling interests(3)	(344)	(132)	(41)	22	60	$(435)
Adjusted EBITDA attributable to the partnership	$398	$85	$111	$45	$39	$678
(1)Other corresponds to certain non-recurring other income items as well as certain non-recurring amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of certain non-cash items, foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Total interest expense of $704 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.
(3)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the six months ended June 30, 2023:

(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$306	$14	$—	$9	$(889)	$(560)
Add back or deduct the following:
Depreciation	264	165	157	47	—	633
Deferred income tax expense (recovery)	10	4	(1)	—	(4)	9
Foreign exchange and financial instrument loss (gain)	(83)	(28)	4	5	(6)	(108)
Other(1)	17	21	18	11	18	85
Dividends on BEPC exchangeable shares(2)	—	—	—	—	119	119
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	683	683
Management service costs	—	—	—	—	68	68
Interest expense(2)	307	68	104	25	(2)	502
Current income tax expense	59	4	9	—	—	72
Amount attributable to equity accounted investments and non-controlling interests(3)	(438)	(183)	(201)	(43)	27	$(838)
Adjusted EBITDA attributable to the partnership	$442	$65	$90	$54	$14	$665
(1)Other corresponds to certain non-recurring other income items as well as certain non-recurring amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of certain non-cash items, foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Total interest expense of $621 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.
(3)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

The following table reconciles non-IFRS financial measures to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Net income (loss)	$152	$(560)
Add back or deduct the following:
Depreciation	657	633
Foreign exchange and financial instruments gain	(66)	(108)
Deferred income tax expense	10	9
Other(1)	(145)	85
Dividends on BEPC exchangeable shares	129	119
Remeasurement of BEPC exchangeable and BEPC class B shares	(271)	683
Amount attributable to equity accounted investments and non-controlling interest(2)	(28)	(464)
Funds From Operations	$438	397
(1) Other corresponds to certain non-recurring other income items as well as certain non-recurring amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of certain non-cash items, foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

PART 7 – CRITICAL ESTIMATES, JUDGEMENTS IN APPLYING ACCOUNTING POLICIES, AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of presentation and material accounting policy information in the audited consolidated financial statements are considered critical accounting estimates with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, deferred income tax liabilities, decommissioning liabilities and impairment of goodwill. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs, and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provision, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this MD&A. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section of our Form 20-F for the annual period ended December 31, 2023. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our company’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
NEW ACCOUNTING STANDARDS
International Tax Reform - Amendments to IAS 12 - Pillar Two model rules
The company operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The company will recognize the top-up tax as a current tax as and when it is incurred but has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax. There is no material current tax impact for the period ended June 30, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the company
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The company has assessed the impact of these amendments and have noted no impact to its financial statements.
FUTURE CHANGES IN ACCOUNTING POLICIES
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the International Accounting Standards Board (IASB) issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. The company has not yet determined the impact of this standard on its disclosures.
There are currently no other future changes to IFRS with potential impact on the company.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the six months ended June 30, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Actual Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Distributed energy & sustainable solutions includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Voting Agreements with Affiliates
Our company has entered into voting agreements with Brookfield and the partnership, whereby our company gained control of the entities that own certain renewable power generating facilities in the United States and Brazil, as well as TerraForm Power. Our company has also entered into a voting agreement with its consortium partners in respect of our Colombian business. The voting agreements provide our company the authority to direct the election of the boards of directors of the relevant entities, among other things, and therefore provide our company with control. Accordingly, our company consolidates the accounts of these entities.
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Our company accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1((r))(ii) – Critical judgments in applying accounting policies – Common control transactions in our audited annual consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainable solutions (distributed generation, pumped storage, carbon capture and storage, cogeneration and biomass), and 5) corporate. This best reflects the way in which the CODM reviews results, manages operations and allocates resources.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 5 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects our company’s share from facilities which it accounts for using consolidation and the equity method whereby our company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a shareholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to shareholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include our company’s proportionate share of earnings (loss) from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Our company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent our company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our company’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the MW attributable to our company’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby our company either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Our company uses Adjusted EBITDA to assess the performance of our operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items, and including investment tax credits not allocated to tax equity partners. Our company adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Our company includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period.
Our company believes that presentation of this measure will enhance an investor’s ability to evaluate our financial and operating performance on an allocable basis.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.
Our company uses Funds From Operations to assess the performance of our company before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including investment tax credits not allocated to tax equity partners. The company includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were that were recorded in equity and not otherwise reflected in the current period. In the unaudited interim consolidated financial statements of our company, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect our company to incur over the long-term investment horizon of our company.
Our company believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess our company’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of our company in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to our company's share of its invested capital in a given investment. When used in conjunction with proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how our company has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with our company’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of our company are performing and capital is being managed.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to Brookfield Renewable Corporation to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of the portfolio investments of our company and aggregate proportionate debt for all of the portfolio investments of our company; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of our company should not be considered in isolation or as a substitute for the financial statements of our company as reported under IFRS.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of the group. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this report include statements regarding the quality of our group’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital and future dividends and distributions made to holders of BEPC’s exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, “believes” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward looking statements and information as such statements and information involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and result of operations and our plans and strategies may vary materially from those expressed in the forward looking statements and forward-looking information herein.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; changes to resource availability, as a result of climate change or otherwise, at any of our group’s facilities; supply, demand, volatility and marketing in the energy markets; our group’s inability to re-negotiate or replace expiring contracts (including PPA’s, power guarantee agreements or similar long-term agreements between a seller and a buyer of electrical power generation) on similar terms; an increase in the amount of uncontracted generation in our group’s portfolio or a change in the contract profile for future renewable power projects; availability and access to interconnection facilities and transmission systems; our group’s ability to comply with, secure, replace or renew concessions, licenses, permits and other governmental approvals needed for our operating and development projects; our group’s real property rights for our facilities being adversely affected by the rights of lien holders and leaseholders that are superior to those granted to our group; increases in the cost of operating our existing facilities and of developing new projects; equipment failures and procurement challenges; increased regulation of and third party opposition to our group’s nuclear service business’s customers and operations; failure of the nuclear power industry to expand; insufficient indemnification for our group’s nuclear services business; our group’s reliance on computerized business systems, which could expose our group to cyber-attacks; dam failures and the costs and potential liabilities associated with such failures; uninsurable losses and higher insurance premiums; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; force majeure events; health, safety, security and environmental risks; energy marketing risks and our ability to

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

manage commodity and financial risk; the termination of, or a change to, the MRE balancing pool in Brazil; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our group’s contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; foreign laws or regulation to which our group becomes subject as a result of future acquisitions in new markets; our group’s operations being affected by local communities; newly developed technologies in which our group invests not performing as anticipated; advances in technology that impair or eliminate the competitive advantage of our projects; increases in water rental costs (or similar fees) or changes to the regulation of water supply; labor disruptions and economically unfavorable collective bargaining agreements; our group’s inability to finance our operations and fund growth due to the status of the capital markets or our group’s ability to complete capital recycling initiatives; operating and financial restrictions imposed on us by our group’s loan, debt and security agreements; changes to our group’s credit ratings; the incurrence of debt at multiple levels within our group’s organizational structure; restrictions on our ability to engage in certain activities or make distributions due to our indebtedness; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure through our group’s hedging strategy or otherwise; our group’s inability to identify sufficient investment opportunities and complete transactions; political instability or changes in government policy negatively impacting our business or assets; changes to our group’s current business, including through future sustainable solutions investments; the growth of our group’s portfolio and our group’s inability to realize the expected benefits of its transactions or acquisitions; our group’s inability to develop the projects in our development pipeline; delays, cost overruns and other problems associated with the construction and operation of our facilities and risks associated with the arrangements our group enters into with communities and joint venture partners; our group does not have control over all of our group’s operations or investments, including certain investments made through joint ventures, partnerships, consortiums or structured arrangements; some of our group’s acquisitions may be of distressed companies, which may subject our group to increased risks; a decline in the value of our group’s investments in securities, including publicly traded securities of other companies; the separation of economic interest from control within our group’s organizational structure; our group’s dependence on Brookfield and Brookfield’s significant influence over our group; Brookfield’s election not to source acquisition opportunities for our group and our group’s lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest; the departure of some or all of Brookfield’s key professionals; Brookfield acting in a way that is not in our group’s best interests or the best interests of our shareholders; changes in how Brookfield elects to hold its ownership interests in our group; our group’s inability to terminate the Master Services Agreement and the limited liability of the Service Provider under our arrangements with them; Brookfield’s relationship with Oaktree; any changes in the market price of the BEP units and BEPC exchangeable shares; the redemption of the BEPC exchangeable shares; difference in the trading price of the BEPC exchangeable shares and BEP units; the de-listing of the BEPC exchangeable shares; future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the BEP units or BEP exchangeable shares; changes in the amount of cash we can distribute to our shareholders; the inability of our shareholders to take part in the management of BEPC; limitations on holdings of our shares due to FPA and FERC regulations; the termination of the Rights Agreement; changes in tax law and practice; limits on our shareholders’ ability to obtain favourable judicial forum for disputes related to BEPC or to enforce judgements against us; changes to government policies and incentives relating to the renewable power and sustainable solutions industries; adverse impacts of inflationary pressures; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; health, safety, security and environmental risks; force majeure events; foreign currency risk associated with BEPC distributions; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems and restrictions on foreign direct investment; increased regulation of our operations; our group is not subject to the same disclosure requirements as a U.S. domestic issuer; changes in our credit ratings; new regulatory initiatives related to sustainability and ESG; human rights impacts of our business activities; being deemed an “investment company” under the Investment Company Act; the effectiveness of our group’s internal controls over financial reporting; the redemption of BEPC exchangeable shares by us at any time or upon notice from the holder of the BEPC class B shares;; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This report contains references to Adjusted EBITDA and Funds From Operations which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). We believe that Adjusted EBITDA and Funds From Operations are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA or Funds From Operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.
Reconciliations of each of Adjusted EBITDA and Funds From Operations to net income (loss) are presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income (loss) in Note 5 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	June 30, 2024

Brookfield Renewable Corporation

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